Exhibit 99.3

Industry Guide 3 – Return on Equity and Assets Ratios

	Q3 2019	Q2 2019	Q1 2019	Nine months ended July 31, 2019	For the Year-Ended October 2018
Return on Assets	0.89%	0.94%	0.90%	0.91%	0.96%
Return on Equity	16.7%	17.5%	16.7%	17.0%	17.6%
Dividend Payout Ratio	46%	46%	45%	46%	45%
Equity to Asset Ratio	5.63%	5.69%	5.73%	5.68%	5.85%